FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of APRIL, 2008

LUND GOLD LTD.  (File #0-29960)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

➢

Lund Gold Ltd. – News Release dated April 16, 2008,

➢

Lund Gold Ltd. – BC Form 53-901F, Material Change Report.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

LUND GOLD LTD.

(Registrant)

Date:

May 27, 2008

By:

“Chet Idziszek”

 Chet Idziszek

Its:        President

(Title)

LUND GOLD LTD.
Suite 2000, Guinness Tower
1055 West Hastings Street	Phone: (604) 331-8772
Vancouver, B.C. V6E 2E9	Fax: (604) 331-8773

May 27, 2008

SECURITIES AND EXCHANGE COMMISSION	VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Lund Gold Ltd. – (File #0-29960)

Form 6-K

On behalf of Lund Gold Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, on EDGAR, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

LUND GOLD LTD.

“Chet Idziszek”

Chet Idziszek

President

Enclosures

cc:

OTCBB Filings, Attention:  Ms. Pam Morris

Miller Thomson, Attention:  Mr. Peter McArthur

LUND	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
GOLD LTD.	Tel: (604) 331-8772	Toll-free (877) 529-8475	Fax: (604) 331-8773
E-mail: info@lund.com

April 16, 2008	Trading Symbol: TSX Venture – LGD
Website: www.lundgold.com

LUND CLOSES PRIVATE PLACEMENTS OF $2.5 MILLION

Further to its news release of March 20, 2008 Lund Gold Ltd. (TSX-V: LGD) (“Lund”) has today issued a total of 8,975,704 shares, a portion on a flow-through basis, for total gross proceeds of $2,533,850. The net proceeds will be used primarily to fund exploration work on Lund’s McFauld’s Lake Property, held under option from Noront Resources Ltd. in the “Ring of Fire” district of Northern Ontario. Details are as follow:

Pursuant to a brokered private placement of common share units and flow-through units, Lund has issued a total of 1,790,000 common share units at the price of $0.24 for common share unit proceeds of $429,600, and issued a total of 5,230,000 flow-through share units at the price of $0.30 for flow-through share unit proceeds of $1,569,000. J.F. Mackie & Company Ltd. of Calgary, Alberta, acted as Lund’s agent in respect of the brokered placement and received a commission of 8% of $1,998,600 and broker compensation warrants entitling the purchase of up to 702,000 shares at $0.24 until April 16, 2010.

Pursuant to a non-brokered private placement of common share units and flow-through units, Lund has issued a total of 857,676 common share units at the price of $0.24 for common share unit proceeds of $205,842, and issued a total of 1,098,028 flow-through share units at the price of $0.30 for flow-through share unit proceeds of $329,408. A cash finder’s fee of 8% of $270,000 is payable to an arm’s length third party in respect of this private placement along with compensation warrants entitling the purchase of up to 102,500 shares at $0.24 until April 16, 2010.

Each unit consists of one share and one half share purchase warrant, with every whole warrant entitling the purchase of one additional common share of Lund at $0.40 per share until April 16, 2010. Consequently, Lund has issued a total of 4,487,852 full warrants to private placement investors and a total of 804,500 compensation warrants as set out above.

All securities issued pursuant to this placement are subject to a four-month hold period expiring on August 17, 2008.

To find out more about Lund Gold Ltd. (TSX-V: LGD), visit our website at www.lundgold.com.

On behalf of the Board of Directors of
LUND GOLD LTD.

“Chet Idziszek”
Chet Idziszek,
President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Lund Gold Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

April 17, 2008

Item 3.

Press Release

April 16, 2008, Vancouver, B.C.

Item 4.

Summary of Material Change

Issuer announces closing of private placements.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 17th day of April, 2008.

LUND GOLD LTD.

By:

“J. G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)

LUND	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
GOLD LTD.	Tel: (604) 331-8772	Toll-free (877) 529-8475	Fax: (604) 331-8773
E-mail: info@lund.com

April 16, 2008	Trading Symbol: TSX Venture – LGD
Website: www.lundgold.com

LUND CLOSES PRIVATE PLACEMENTS OF $2.5 MILLION

Further to its news release of March 20, 2008 Lund Gold Ltd. (TSX-V: LGD) (“Lund”) has today issued a total of 8,975,704 shares, a portion on a flow-through basis, for total gross proceeds of $2,533,850. The net proceeds will be used primarily to fund exploration work on Lund’s McFauld’s Lake Property, held under option from Noront Resources Ltd. in the “Ring of Fire” district of Northern Ontario. Details are as follow:

Pursuant to a brokered private placement of common share units and flow-through units, Lund has issued a total of 1,790,000 common share units at the price of $0.24 for common share unit proceeds of $429,600, and issued a total of 5,230,000 flow-through share units at the price of $0.30 for flow-through share unit proceeds of $1,569,000. J.F. Mackie & Company Ltd. of Calgary, Alberta, acted as Lund’s agent in respect of the brokered placement and received a commission of 8% of $1,998,600 and broker compensation warrants entitling the purchase of up to 702,000 shares at $0.24 until April 16, 2010.

Pursuant to a non-brokered private placement of common share units and flow-through units, Lund has issued a total of 857,676 common share units at the price of $0.24 for common share unit proceeds of $205,842, and issued a total of 1,098,028 flow-through share units at the price of $0.30 for flow-through share unit proceeds of $329,408. A cash finder’s fee of 8% of $270,000 is payable to an arm’s length third party in respect of this private placement along with compensation warrants entitling the purchase of up to 102,500 shares at $0.24 until April 16, 2010.

Each unit consists of one share and one half share purchase warrant, with every whole warrant entitling the purchase of one additional common share of Lund at $0.40 per share until April 16, 2010. Consequently, Lund has issued a total of 4,487,852 full warrants to private placement investors and a total of 804,500 compensation warrants as set out above.

All securities issued pursuant to this placement are subject to a four-month hold period expiring on August 17, 2008.

To find out more about Lund Gold Ltd. (TSX-V: LGD), visit our website at www.lundgold.com.

On behalf of the Board of Directors of
LUND GOLD LTD.

“Chet Idziszek”
Chet Idziszek,
President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE